ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

July 23, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Mara Ransom, Assistant Director

Re: Accelera Innovations, Inc.
Registration Statement on Form S-1
Filed May 22, 2012
File No. 333-181591

  Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 19, 2012 addressed to Mr. John Wallin, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Mara Ransom, Assistant Director
July 23, 2012

General

1. To the extent comments issued in our review of your registration statement also apply to your Form 10-K, please revise your Form 10-K accordingly.

COMPANY RESPONSE

We have updated the Company’s Form 10K accordingly.

2.  With respect to the shares being sold by the selling shareholders, given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant.

Alternatively, please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, 612.09, available on our website at www.sec.gov.

  COMPANY RESPONSE

The Company believes that the selling shareholders are making a secondary offering and not an indirect primary offering.  Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules has a 6-factor test to identity a secondary offering in disguise as a primary offering.  The 6-factor test is (i) the length of time that each of the selling stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that any of the selling stockholders should be deemed to be acting as a conduit for the Company.

The application of the facts in this offering to the 6-factor test is as follows.  In addition to the fact that the Company will not receive any proceeds in the offering by the selling shareholders:

Mara Ransom, Assistant Director
July 23, 2012

(i)
All but 73,350 of the 4,456,880 shares being offered for resale were acquired by the selling shareholders longer than six months, longer than the holder period under Rule 144 safe harbor from being deemed an underwriter; furthermore, only 10% of the 4,456,880 shares being offered for resale will be available for result under lock-up agreements each calendar quarter over the next two years;

(ii)	Each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, but not remitting any of the sales proceeds to the Company;

(iii)	None of the selling shareholder has any role in operating the Company or acting as an underwriter to the Company;

(iv)
None of the selling shareholders is in the business of underwriting securities, and each of the selling shareholders purchased or acquired its interest in the Company for investment purposes and not with a view to distribution;

(v)
The number of shares being registered is commensurate with that number that market makers would need to see in the float to make a market in a development stage company as a relationship to the offering price and amounts to only approximately 19.22% of the issued and outstanding shares of common stock of the Company; and

(vi)	The Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

Accordingly, none of the foregoing facts of the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering, and the offering by the selling shareholders is properly characterized a secondary offering.

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the Act:

Mara Ransom, Assistant Director
July 23, 2012

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE

We have updated the prospectus to indicate that we are an “emerging growth company,” and included the related disclosures.

4. We note the use of language in your registration statement indicating the certainty of the benefits or advantages of your products. For example:

•	“The Accelera Solution will improve…” (page 6);
•	In the fifth paragraph on page 6 of your registration statement you state that “The Accelera Solution will” provide certain benefits;
•	In the fifth paragraph on page 49 you state that your product “will exceed the expectations of any enterprise organization”;
•	“The Accelera Security model will have a direct impact on the following recent security breach” (page 49);
•	In the sixth paragraph on page 59 you state that “the Accelera security solution can stop the security breach…”; and
•	The descriptions of your products on pages 44-48 (e.g., Accelera CareLink “delivers the right information at the right time” and PHR “allows patients and providers to coordinate care”).

Mara Ransom, Assistant Director
July 23, 2012

We further note the lack of sales of your product to customers and lack of customer experience with your products. Please revise these and other similar statements throughout your registration statement to properly reflect the uncertainty of these assertions using language such as “is designed to” or “is intended to.” In the alternative, please remove these and similar statements.

COMPANY RESPONSE

We have revised these and other similar statements throughout our registration statement.

5.  Your disclosure does not appear to reflect appropriately the current status of your operations. For example, we note your statement that you are a “global vendor” that “provides its. . . solutions to the entire healthcare industry.” As a further example, you reference “existing relationships,” “existing client relationships,” and geographic areas where “Accelera product market share is strong” on page 49, but it does not appear that you have any clients or market share. In addition, you state that you are “positioned to be the technology and service solution for providers and payers” on page 5. Please thoroughly revise your prospectus to ensure that the descriptions of your business appropriately reflect the current status of your operations.

COMPANY RESPONSE

We have revised the prospectus to ensure that the descriptions of your business appropriately reflect the current status of your operations.

6.  Please disclose whether the following statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon. Alternatively, please delete such statements.

•	“. . . for every 100 breaches prevented, the cost savings is $220 M.” (page 6)
•	“Currently statistical data for Electronic Health Record payments is $4.5 billion. . . prior to 2015.” (page 49)
•	All of the statements in the fourth paragraph on page 49.
•	All of the statements in the seventh paragraph on page 49.
•	Your statement in the eighth paragraph on page 49 that “the average economic impact of the data breach is 2.2 million.”
•	“Research indicates that the closer the personnel are to the data….” (page 49)

Mara Ransom, Assistant Director
July 23, 2012

•	“Accelera’s unique solution….” (page 49)
•	“The President believes….” (page 50)
•	“…physicians are pushing towards more efficient practice management software packages….” (page 51)
•	The first paragraph on page 52.
•	Research has proven that any tools that help patients electronically….” (page 52)

COMPANY RESPONSE

We have modified the disclosure and deleted such statements above.

7.  We note references throughout your prospectus to third-party sources, including the American Heart Association, KLAS Enterprises and Healthcare Informatics, for statistical, qualitative and comparative statements contained in your prospectus.  Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with any such third parties. In addition, please clarify your references to the “HHS Archives.”

COMPANY RESPONSE

We have remove reference to all third party information in the prospectus.

Prospectus Cover Page

8.  Please disclose that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

COMPANY RESPONSE

We have disclosed the doubt regarding your ability to continue as a going concern.

9.  We note your statement that “Mr. Wallin will not sell any of his respective shares until the Company sells all of the 5,000,000 shares in its offering.” Please disclose whether Mr. Wallin entered into an agreement formally agreeing not to sell his shares until the completion of the company’s offering.

COMPANY RESPONSE

We have disclosed that Mr. Wallin entered into a Lock-up Agreement.

Prospectus Summary, page 5

Our Company, page 5

Mara Ransom, Assistant Director
July 23, 2012

10.  We note your reference to “longitudinal needs” in paragraph 4 of page 6 and in paragraph 7 of page 43. Please define the term “longitudinal needs.” Please also define the term “subscription-as-service solutions.”

COMPANY RESPONSE

We have modified this disclosure.

11.  Please revise to clarify your statement that “it may lose its rights to some of our technology.” In addition, please revise the first sentence of the last paragraph on page 6 to explain how your ability to meet milestones relates to the dilution of shareholders. Please also revise the last sentence of the second paragraph on page 7 to clarify what is “for the benefit of its shareholders.” Please note that these comments appear throughout the prospectus and should be revised consistently.

COMPANY RESPONSE

We have consistently modified the disclosures in the prospectus.

The Offering, page 7

12.  Please revise to disclose the selling price of the stock to be offered by the company, as well.

COMPANY RESPONSE

We have disclosed the offering price by the Company

Risk Factors, page 9

13.  Please add a risk factor in an appropriately prominent location discussing Mr. Wallin’s conflict of interest due to his relationship with Synergistic Holdings.

COMPANY RESPONSE

We have added disclosure discussing Mr. Wallin’s conflict of interest due to his relationship with Synergistic Holdings.

14.  Please add a risk factor in an appropriately prominent location discussing the risk that your licensing agreement could be terminated by you or by Synergistic Holdings. Please also disclose the consequences of such a termination.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have added a risk factor discussing the risk that your licensing agreement could be terminated by you or by Synergistic Holdings.

15.  Please delete as inappropriate language that mitigates the point of a risk factor. For example, we note the following:

•	“Management believes that it has an opportunity and both the capability and experience to be successful in its endeavor to generate revenues in nits target markets” (page 10);
•	“. . . although they have no present intent to leave” (page 11);
•	“On balance, the Company determined that the incurrence of such costs and expenses.
•	. .” (page 13); and
•	“We do not believe that we have infringed. . .” (page 19).
•	We are a development stage company, page 10

COMPANY RESPONSE

We have deleted as inappropriate language that mitigates the point of a risk factor.

16.  Please revise this risk factor to identify the risks and consequences to an investor of being a development stage company that is dependent on a third party.

COMPANY RESPONSE

We have modified the risk factor.

Our officers and directors, page 11

17.  We note your statements that your officers and directors “devote limited time” to you and “are engaged in other business activities,” and that you do not have “a full-time devoted management team.” However, you also state that you have “three full-time officers.” Please revise these apparent inconsistencies.

COMPANY RESPONSE

We have revised the disclosure regarding our employees.

Our failure to license, page 20

18.  Please supplementally advise us as to what technology licenses you are referring in this risk factor.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have modified the risk factor to state that the Company could lose all the licensed technology if certain payments are not made to the licensors.

The Health Information Technology, page 20

19.  We note your statement that you have and will continue to invest “in conforming our applicable clinical software to these standards.” Please discuss such past and future investments in the Business and Management’s Discussion and Analysis sections of your filing. We also note your reference to “recently signed customers and new client prospects.” Please revise the Business and Management’s Discussion and Analysis sections of your filing as appropriate to discuss the existence of such current and potential customers.

COMPANY RESPONSE

We have deleted the above mentioned statements throughout the prospectus.

Use of Proceeds, page 2

20.  We note your disclosure in the last paragraph on page 26 of your registration statement that you “intend to seek an aggregate of $35,000,000 in 2012 and 2013 through the sale of equity or convertible debt securities.” We further note that the maximum proceeds of this equity offering are $35,000,000. Please clarify whether the $35,000,000 referred to in this paragraph is related solely to this offering, to this offering and other offerings in 2012 and 2013, or exclusively to other offerings beyond the $35,000,000 of maximum proceeds of this offering. Additionally, please provide additional disclosure to clarify the conditions under which you would seek additional funding in 2012 and 2013 beyond the proceeds of this offering.

COMPANY RESPONSE

We have clarified throughout the prospectus that the $35,000,000 will be the only offering.
21. Please delete as inappropriate the first two sentences on page 28. See Item 504 of Regulation S-K, including Instruction 7 thereto. In addition, we note your statement that you “reserve the right to change the use of proceeds.” You may reserve the right to change the use of proceeds only if such reservation is due to contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise your disclosure in the penultimate paragraph of this section to discuss the alternate uses of your proceeds with greater specificity, or to delete any indication that you may change the use of proceeds. In addition, we note your references to the use of “remaining net proceeds.” It appears that the table on page 28 indicates the use of all proceeds to be received in the offering and that you will not have any remaining net proceeds; please revise or advise.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have revised the disclosure in this section.

Dilution, page 33

22.  Please refer to your introductory sentence to the tabular presentations on page 34. The net tangible book value of $133 and number of shares outstanding of 21,311,312 as of March 31, 2012 is not consistent with your balance sheet as of March 31, 2012 on page F-11. Please revise as necessary to reconcile the discrepancy. We also note that you disclose 20,539,975 shares of common stock issued and outstanding as of the date of this prospectus on page 75. Please provide us a reconciliation of the shares outstanding as of March 31, 2012 through the date of the prospectus.

COMPANY RESPONSE

We have modified the disclosure and provided below a reconciliation of the shares outstanding as of March 31, 2012 through the date of the prospectus.

Shares outstanding as of March 31, 2012 – 20,546,887

John F. and Linda S. Wallin	April 3, 2012	Common Stock	5000
Ronald I. and Margaret J. Johnson	April 13,2012	Common Stock	5000
John Wallin, Chief Executive Officer	April 26, 2012	Common Stock	350,000
James Millikan, Chief Operating Officer	April 26, 2012	Common Stock	200,000
Cynthia Boerum, Chief Strategic Officer	April 26, 2012	Common Stock	200,000
Thaddeus E. Augustyn	May 2, 2012	Common Stock	2,500
Eric McElroy	May 2, 2012	Common Stock	500
Mildred Augustyn	May 7, 2012	Common Stock	1,000
Gordon and Eleanor Heiner	May 7, 2012	Common Stock	1,000
Total Shares Outstanding	May 22, 2012	Common Stock	21, 311, 812

Note; On April 13, 2012 there was a repurchase of 75 shares of common stock from one investor.

Selling Stockholders, page 28

23. The first sentence of this section indicates that the selling stockholders are selling 21,311,312 shares of common stock. The first sentence of the third paragraph of this section suggests that only the holders marked with an asterisk in the selling stockholders table are selling stockholders. Both statements appear to be incorrect. Please revise.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have revised this disclosure to clearly disclose the number of shares being sold.

24.  Please identify the natural persons who have or share voting or investment power over the shares held by Mary Constant, Living Trust and 732 Ventures, LLC.

COMPANY RESPONSE

We have revised the disclosure to identify the natural persons who have or share voting or investment power over the shares held by Mary Constant, Living Trust and 732 Ventures, LLC.

25.  Please revise to indicate by footnote the nature of any position, office or other material relationship in the last three years between the selling stockholders and the company.

COMPANY RESPONSE

We have revised the disclosure to indicate by footnote the nature of any position, office or other material relationship in the last three years between the selling stockholders and the company.

26.  You state that the table sets forth the shares “beneficially owned” by the selling stockholders, and that there are 3,750,000 outstanding options exercisable over the next 48 months. However, the table does not appear to account for any such options exercisable within the 60 days. Please advise or revise.

COMPANY RESPONSE

We have revised the disclosure to reflex such options exercisable within the 60 days.

27.  In footnote 1 you indicate that Mr. Wallin shares the voting or investment power for Synergistic Holdings LLC, but on page 68 you indicate that the company is controlled solely by Nancy and Geoff Thompson. Please revise your disclosure so that it is consistent and accurate.

COMPANY RESPONSE

We have revised the disclosure regarding Mr. Wallin.

Mara Ransom, Assistant Director
July 23, 2012

Description of Securities, page 36

28.  We note language in your disclosure implying the inevitability of your stock trading or being quoted on the OTC Bulletin Board. For example, in the first paragraph on page 36 you stated “after our common stock becomes eligible for trading on the OTC Bulletin Board….” As a further example, on page 35 you state “After our common stock becomes eligible for trading” and that you “expect to have an application filed” with FINRA. Please revise this language and language throughout your registration statement to appropriately reflect the uncertainty of your stock being traded or quoted on the OTC Bulletin Board, or of an application being filed on your behalf with FINRA.

COMPANY RESPONSE

We have modified the disclosure throughout the prospectus to reflect the uncertainty of our stock being traded or quoted on the OTC Bulletin Board or other exchanges.

Description of Business, page 39

Overview, page 42

Target Market Segment Strategy, page 49

29.  We note your claim in the third paragraph on page 49 that “the US market value for [our] patient management solution is $7.1 billion.” Please substantiate or remove this and similar claims.

COMPANY RESPONSE

We have deleted this reference.

Health Plan Competitors, page 52

30.  We note your disclosure on pages 52 and 53 regarding the identity of your competitors. Please describe your competitive position in relation to your competitors. Please see Item 101(h)(4)(iv). This description could include, among other things, factors such as your size, length of time in existence, or market share in comparison to your competitors.

COMPANY RESPONSE

We have revised this disclosure per the rules mentioned above.

Our Executive Offices, page 54

31.  Please disclose whether you rent or own the location identified as your principal executive offices. See Item 102 of Regulation S-K.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have added the disclosure per section 102 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 54

32.  Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

COMPANY RESPONSE

We have revised the disclosure required by Item 201(a)(2) of Regulation S-K.

33.  Please identify “the Plan” to which you refer on pages 55-57. Management’s Discussion and Analysis…, page 58

COMPANY RESPONSE

We have identified “the plan” as required.

34.  We note your statement that you “undertake no obligation to update [forward-looking] statements.” Please revise to indicate that you undertake no such obligation, other than as required by law.

COMPANY RESPONSE

We have revised this disclosure per above.

Plan of Operation, page 58

35.  Please expand your disclosure to describe more specifically the nature of the “technology assets” licensed to you by Synergistic Holdings, LLC, that is, the proprietary internet based, software. Also, please clarify in your disclosure whether these assets are ready for your use or need further development before “deployment.” If the technology assets are not ready for use, please describe what steps and funding are required as well as the related timeframe.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have revised the plan of operation disclosures to include the items mentioned above.

36.  Please revise to provide a more specific description of your plan of operations for the next twelve months discussing how you will become operational through generating revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

COMPANY RESPONSE
We have revised the disclosures to provide a more specific description of our plan of operations for the next twelve months discussing how we will become operational through generating revenue.

37.  Please revise to describe the certain expenses you are required to fund related to the deployment of Accelera Technology and the estimated amount of these expenses.

COMPANY RESPONSE

We have revised disclosure to describe the certain expenses we are required to fund related to the deployment of Accelera Technology and the estimated amount of these expenses.

38.  Please clarify what proceeds from the offering will be used for deployment. In this regard, you indicate on page 60 that you expect to use the proceeds from this offering in order of priority for the deployment with an estimated expenditure of approximately $16 million through December 31, 2012. Please revise to clarify what line items on page 27, if any, relate to deployment.

COMPANY RESPONSE

We have rived the disclosure throughout the prospectus relating to deployment.

39.  Please disclose how you intend to generate revenue from the use of the technology assets.

COMPANY RESPONSE

We have disclosed how we intend to generate revenue from the use of the technology assets.

Limited Business History; Need for Additional Capital, page 61

Mara Ransom, Assistant Director
July 23, 2012

Liquidity and Capital Resources, page 61

40.  We note that your auditor’s report contains a going concern modification. In your discussion of management’s plans to overcome the uncertainty of your ability to continue as a going concern, and your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon, please clearly state whether you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short term or long-term financial plans.

COMPANY RESPONSE

We have revised the disclosure to clarify whether the Company has any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short term or long-term financial plans.

Directors, Executive Officers, Promoters and Control Persons, page 63

41.  We note your disclosure in the Director Independence section on page 64 of your registration statement that your Board of Directors is currently composed of one member. Additionally, the Director Compensation section on page 67 of your registration statement discloses the compensation of a single director, John Wallin. However, in the Conflicts of Interest section on page 65 of your registration statement you disclose that “the Company… has only two directors,” and the first sentence of this section indicates that you have three directors. Furthermore, we note references to “directors” throughout your registration statement. Please review and revise as necessary references to directors in your registration statement to ensure that they accurately reflect the number of your directors.

COMPANY RESPONSE

We have modified this disclosure throughout the registration statement.

Involvement in Certain Legal Proceedings, page 65

42.  We note your disclosure that your directors, executive officers and certain other persons have not been involved in certain legal proceedings. Please expand this disclosure to include the legal proceedings listed in Item 401(f) of Regulation S-K.

COMPANY RESPONSE

We have expanded this disclosure per item 401 (f) of Regulation S-K

Mara Ransom, Assistant Director
July 23, 2012

Security Ownership of Certain Beneficial Owners and Management, page 68

43.  Please disclose the address of beneficial owners as required by Item 403(a) of Regulation S-K.

COMPANY RESPONSE

We have disclosed the address of beneficial owners as required by Item 403(a) of Regulation S-K.

44.  Please revise to indicate by footnote or otherwise the amount known to be shares with respect to which each beneficial owner has the right to acquire beneficial ownership, as required by Item 403(a) and (b) of Regulation S-K.

COMPANY RESPONSE

We have revised the disclosure to indicate the amount known to be shares with respect to which each beneficial owner has the right to acquire beneficial ownership, as required by Item 403(a) and (b) of Regulation S-K.

Certain Relationships and Related Transactions, page 68

45.  Please disclose the issuance of options to related parties. See Item 404 of Regulation SK. Statements of Cash Flows, page F-6

COMPANY RESPONSE

We have disclosed the issuance of options to related parties. See Item 404 of Regulation SK.  Statements of Cash Flows, page F-6

COMPANY RESPONSE

46. Please revise your description of the line item “Net Cash Provided by Operating Activities” to reflect cash used in operations.

COMPANY RESPONSE

We have revised our description of the line item “Net Cash Provided by Operating Activities” to reflect cash used in operations.

Mara Ransom, Assistant Director
July 23, 2012

2.	Going Concern, page F-7

47.  We note your disclosure regarding management’s plans to resolve the conditions regarding your ability to continue operations as a going concern. Please note Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a company’s financial difficulties along with all of its viable plans to overcome such difficulties when the filing contains an accountant’s report that is qualified as a result of questions about an entity’s continued existence. If loans from officers and directors are among your viable plans, as they appear to have been since inception, please revise your disclosure to address this source of funds.

COMPANY RESPONSE

We have revised the Going Concern per Section 607.02.

Balance Sheet, page F-11

48.  The face of your balance sheet discloses 20,567,625 shares issued and outstanding as of March 31, 2012 whereas the Statement of Stockholders’ Equity reflects 20,546,887 shares as of March 31, 2012. Please revise as appropriate to reconcile the discrepancy.

COMPANY RESPONSE

We have revised and reconciled the discrepancy.

6. Subsequent Events, page F-19

49.  We note the issuance of stock options to officers effective April 26, 2012. Please revise to disclose how the fair value of the options was determined and the amount of compensation expense to be recognized with each issuance.

COMPANY RESPONSE

We have revised our disclosure to disclose how the fair value of the options was determined and the amount of compensation expense to be recognized with each issuance.

Item 9. Changes in and Disagreement with Accountants, page 72

50.  The disclosure on pages 72-77 appears to be duplicative of other disclosure in the filing, contradicts other disclosure in the filing, and/or is not required by Form S-1. As a result, it is likely to be confusing to investors. Please delete or advise.

Mara Ransom, Assistant Director
July 23, 2012

COMPANY RESPONSE

We have deleted the duplication of discluses.

Recent Sales of Unregistered Securities, page 80

51.  We note your disclosure that all of the securities identified in this section were issued in connection with private placements “pursuant to the terms of Section 4(2). . . and Rule 506 of Regulation D.” Your Form D appears to relate to only a portion of the securities identified in this section. Please revise to clarify which offers were made in reliance on Regulation D, which were made in reliance on 4(2), and the facts relied upon with respect to such exemptions.

COMPANY RESPONSE

We have revised the disclosures to clarify which offers were made in reliance on Regulation D, which were made in reliance on 4(2), and the facts relied upon with respect to such exemptions.

Signatures, page 83

52.  We note your use of signature certification language similar to the language required for such certifications on Form S-3. Please revise this language to match the language required by Form S-1. Please see page 7 of Form S-1 for the specific language.

COMPANY RESPONSE

We have modified the signature language per Form S-1.

Exhibits

53.  Please file a legality opinion as an exhibit to your registration statement. Please see Item 601(a)(1) and Item 601(b)(5)(i) of Regulation S-K.

COMPANY RESPONSE

We have filed a legal opinion as an exhibit to our registration statement.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mara Ransom, Assistant Director
July 23, 2012

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
John F. Wallin
ACCELERA INOVATIONS, INC.
By:	/S/ John F. Wallin
John F. Wallin